

February 12, 2014

Via E-mail
Benson Haibing Wang
Chief Executive Officer
Taomee Holdings Limited
16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District
Shanghai 200233, People's Republic of China

> **Re: Taomee Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 17, 2013**
> **File No. 001-35190**

Dear Mr. Wang:

We have reviewed your letter dated January 9, 2014 in connection with the above-referenced filings and have the following comment.   In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 17, 2013.

Item 8. Financial Information

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 10. Taxation

1.   We note your response to prior comment 7. Please clarify whether your disclosure of the aggregate dollar and per share effects of your tax holidays includes the impact on taxes payable rather than the impact on your income tax expense for the period, and the corresponding impact on earnings per share. If so, tell us how your disclosure complies with the requirements of SAB Topic 11.C.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or me at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: <u>Via Email</u>
    Paul Keung
    Chief Financial Officer